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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



Application/Declaration                             CERTIFICATE PURSUANT TO RULE
of National Grid Group plc                          24 UNDER THE PUBLIC UTILITY
and National Grid USA                               HOLDING COMPANY ACT OF 1935
on Form U-1 File No. 70-10025



         Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended (the "Act"), National Grid Group plc ("NGG") and National Grid USA ("NGU") certify that, as described in the Application/Declaration on Form U-1 in File No. 70-10025 (the "Application"), which was allowed to become effective by order of the Commission in Pubic Utility Holding Company Act Release No. 35-27554 (July 30, 2002) (the "Order"), on July 31, 2002 Vermont Yankee Nuclear Power Corporation and Entergy Nuclear Vermont Yankee, LLC consummated the transaction contemplated by the Purchase and Sale Agreement dated as of August 15, 2001. NGG and NGU further certify that such transaction has been carried out in accordance with the terms and conditions of and for the purposes represented by the Application and the Order. Attached hereto as Exhibit F-2 are the "past tense" opinions of counsel to NGG and NGU and Vermont Yankee Nuclear Power Corporation.



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                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.



                                        NATIONAL GRID GROUP plc

                                        By /s/ Kirk L. Ramsauer
                                           -------------------------------------
                                           Name:  Kirk L. Ramsauer
                                           Title: Deputy General Counsel



                                        NATIONAL GRID USA

                                        By /s/ Kirk L. Ramsauer
                                           -------------------------------------
                                           Name:  Kirk L. Ramsauer
                                           Title: Deputy General Counsel


                                        VERMONT YANKEE NUCLEAR POWER CORPORATION

                                        By /s/ Bruce W. Wiggett
                                           -------------------------------------
                                           Name: Bruce W. Wiggett
                                           Title: Senior Vice President of
                                                  Finance and Administration

Dated:  August 5, 2002



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